Exhibit 3.1
AMENDED AND RESTATED
 ARTICLES OF INCORPORATION

of

HENNESSY ADVISORS, INC.

The undersigned certify that:

1.	They are the President and Secretary, respectively, of Hennessy Advisors, Inc., a California corporation.

2.	The Articles of Incorporation of this corporation are amended and restated to read as follows:

ARTICLE I

The name of the corporation is Hennessy Advisors, Inc.

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the California Corporations Code, other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

a. The total number of shares of stock which this corporation shall have authority to issue is thirty million (30,000,000), consisting of twenty‑two million five hundred thousand (22,500,000) shares of Common Stock and seven million five hundred thousand (7,500,000) shares of Preferred Stock.

b. The Board of Directors is hereby empowered, by resolution or resolutions adopted from time to time, to authorize the issuance of one or more series of Preferred Stock, to fix the number of shares of any series of Preferred Stock, and to determine the designation of any such series of Preferred Stock. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issuance of shares of that series.

ARTICLE IV

The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

ARTICLE V

This corporation is authorized to indemnify the agents (as defined in Section 317 of the California Corporations Code) of the Corporation to the fullest extent permissible under California law. Any amendment, repeal or modification of any provision of this Article V shall not adversely affect the right or protection of an agent of this corporation existing at the time of such amendment, repeal or modification.

3.
The foregoing Amended and Restated Articles of Incorporation has been duly approved by the Board of Directors of this corporation.  Pursuant to Section 902(c) of the California Corporations Code, the amendment effecting only a stock split (including an increase in the authorized number of shares in proportion thereto) that is reflected in the foregoing Amended and Restated Articles of Incorporation may be adopted with approval by the Board of Directors alone.

4.	We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

DATE: March 6, 2017	/s/ Neil J. Hennessy Neil J. Hennessy, President
/s/ Teresa M. Nilsen Teresa M. Nilsen, Secretary

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